[LETTERHEAD OF HERITAGE FINANCIAL CORPORATION]

November 9, 2017

Via EDGAR and Email

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:          Heritage Financial Corporation, Olympia, Washington
Registration Statement on Form S-4 (Commission File No. 333-221013)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, Heritage Financial Corporation (the "Company") hereby respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m. Eastern Time on Monday, November 13, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Mr. John F. Breyer, Jr. of Breyer & Associates PC at (703) 883-1100.

Sincerely,

/s/Kaylene Lahn

Kaylene Lahn
Senior Vice President and Corporate Secretary

cc: Christopher Dunham, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission